

Mail Stop 3233

May 6, 2016

Via E-mail
Ms. Lisa Palmer
Chief Financial Officer
Regency Centers Corporation
One Independent Drive, Suite 114
Jacksonville, FL 32202

> **Re:** **Regency Centers Corporation**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 18, 2016**
> **File No. 1-12298**
>
> **Regency Centers, L.P.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 18, 2016**
> **File No. 0-24763**

Dear Ms. Palmer:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Supplemental Earnings Information, page 45

1.   We note that you present non-GAAP measures, such as same property NOI, NAREIT FFO and Core FFO, on a pro-rata basis. In future filings for each non-GAAP measure presented on a pro-rata basis, in addition to providing a reconciliation to the most directly comparable GAAP measure, please revise your disclosure to address the following:
   a. Provide an explanation of the limitations of using the measures;

   b. Provide an explanation regarding the process to derive the pro rata amounts
      included in each of the adjustments;
   c. Explicitly disclose that the company does not control the partnerships or have
      legal claim to the assets, liabilities, revenues or expenses of the partnerships; and
   d. Provide an explanation as to the economics of the partnership entities to which the
      company is entitled under the partnership arrangements.

Also make similar revisions to your future earnings releases and supplemental materials
filed on Form 8-K, where non-GAAP measures are presented on a pro-rata basis, as
appropriate.

Reconciliation of Same Property NOI to Nearest GAAP Measure, page 46

2.   We note your definition of NOI on page 4, which includes straight-line rental income,
       above and below market rent amortization, banking charges and other fees. However, we
       note that the pro rata NOI calculation presented on page 46 has an adjustment to back
       them out. Please advise. In your response, please address why you believe it would be
       meaningful to investors to present a measure of portfolio-wide NOI that includes these
       items, while presenting a measure of same property NOI that excludes the measures.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company
acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   • staff comments or changes to disclosure in response to staff comments do not foreclose
     the Commission from taking any action with respect to the filing; and

   • the company may not assert staff comments as a defense in any proceeding initiated by
     the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3429 with any questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
Commodities